Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310, ext. 271	905-415-0310, ext. 173
pcauley@datamirror.com	swintrob@datamirror.com

DataMirror Introduces Transformation Server 5.3

Conflict resolution and complex transformations reduce total cost of ownership and support wider use for Master Data Management

TORONTO and SANTA CLARA, Calif. - (November 28, 2005) - DataMirror® (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, today unveiled DataMirror Transformation Server 5.3, delivering improved conflict resolution, complex transformation and usability to help businesses lower their total cost of ownership. The enhancements also expand the capabilities of the solution for Master Data Management, and SOA and Web Services applications.

Transformation Server, DataMirror’s high-performance real-time and bi-directional data integration solution, uses industry-leading log-based Change Data Capture (CDC) technology to capture changed data from existing database recovery logs, avoiding the overheads and risks associated with trigger-based and table-scan based solutions. Data changes are captured in the source system as they happen and flow immediately to the target database systems or middleware message queues, keeping distributed information up-to-date and in sync. Transformation Server 5.3, DataMirror’s latest version, supports OS/400, z/OS, AIX, Solaris, HP UNIX, Linux and Windows platforms.

“An organization’s success depends upon the integrity and reliability of its business information,” said Herman Wallenburg, Chief Scientist, DataMirror. “By incorporating conflict resolution and complex transformation capabilities into Transformation Server 5.3, today’s businesses are able to better manage master data and can also improve business decisions. Effective Master Data Management helps our customers run smoother operations and win new customers and partners while saving money on their information technology investment.”

Transformation Server 5.3 Highlights
Transformation Server 5.3 is packed with a number of powerful new features including:

•
Conflict Resolution - Transformation Server 5.3 detects conflicts that may occur during bi-directional replication and allows for automatic resolution. This ensures efficient data distribution, data integrity and accurate application integration when two systems are updated at the same time.

•
Complex Transformation Capability - Transformation Server 5.3 offers up aggregation and summarization so data is consolidated in real time and loaded into a data warehouse for operational reporting and dashboard activities. This allows for improved quality, efficient reporting and lower total cost of ownership.

•
Enhanced Usability -Transformation Server 5.3 makes it easier to execute on common user tasks, ensuring lower implementation costs and decreasing the total cost of ownership. New usability features include:

o	A wizard-based interface to help users easily configure audit processes and quickly create audit trails;

o
New start/stop functionality that lets data replication projects be immediately initiated and ceased directly from within the monitor or from the Enterprise Administrator GUI, allowing users to react to conditions seen within the monitor;

o	A one-click process to efficiently manage projects and reduce the number of steps necessary to create and delete integration projects;

o	A user-friendly table selection that uses standard wildcards so users can easily select a subset of tables when working with large table sets; and,

o
A latency monitoring and alerting tool that shows a clear picture of the health of data integration activities and quickly alerts administrators when processes operate above a user-defined latency threshold, thereby ensuring replication is running efficiently.

For more information about Transformation Server 5.3, visit www.datamirror.com/ts.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily manage master data and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror, Transformation Server and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.